Exhibit 99.1

Wheaton Precious Metals to Release 2022 Third Quarter Results on November 3, 2022

TSX | NYSE | LSE: WPM

VANCOUVER, BC, Oct. 4, 2022 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2022 third quarter results on Thursday, November 3, 2022, after market close.

A conference call will be held on Friday, November 4, 2022, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use the following methods:

Dial toll free from Canada or the US:             1-888-664-6383
Dial from outside Canada or the US:             1-416-764-8650
Pass code:                                                      30587457
Live webcast:                                                  Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Events' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until November 11, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-888-390-0541
Dial from outside Canada or the US:             1-416-764-8677
Pass code:                                                      587457 #
Archived webcast:                                          Webcast URL

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2022-third-quarter-results-on-november-3-2022-301640900.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2022/04/c5157.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Sustainability, and Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 04-OCT-22